SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 23, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ASKS CRTC TO ENSURE FAIR AND SUSTAINABLE COMPETITION IN THE INTERNET ACCESS MARKET

Calgary, Alberta, September 23, 2003 — Shaw Cablesystems, Canada’s second largest cable and Internet service provider, today filed an application with the CRTC asking the Commission to order Telus to stop its anti-competitive pricing of DSL Internet services and ensure fair and sustainable competition in the high-speed Internet access market.

“Over the past five months, Telus has offered at least 18 different promotions for Internet access service to customers in Alberta and British Columbia. These promotions are priced well below Telus’ cost of service and extend beyond reasonably accepted periods of time for promotions,” said Peter Bissonnette, President of Shaw Communications Inc. “We have always competed vigorously and fairly in every segment of our business. We compete against satellite and the telephone companies for both video and high-speed data services,” he added.

“We’re in favour of fair and sustainable competition because we believe it is in the best interests of the consumer,” said Jim Shaw, Chief Executive Officer of Shaw Communications Inc. “However, if these predatory pricing practices are permitted to continue it could significantly reduce competition in the Internet access market in Western Canada, that is not in the best interests of serving Internet customers,” he added.

Shaw has specifically asked in its application that the CRTC forbid Telus from offering Internet promotional pricing at below-cost rates for periods in excess of three months. It also asks that the CRTC prevent Telus from offering competitive service bundles that include local telephone service in contravention of CRTC regulations.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:

Jim Shaw	Peter Bissonnette
Chief Executive Officer	President
Shaw Communications Inc.	Shaw Communications Inc.
403-750-4500	403-750-4500

Shaw’s Part VII Application Against Telus Regarding its Internet Promotional
Pricing Practices

Fact Sheet

September 23, 2003

•	A Part VII application to the CRTC is a request to the CRTC asking it to issue an Order or Decision on a particular matter. This application is filed under the CRTC Telecommunications Rules of Procedure.

•	Shaw’s Part VII application makes six requests:
1.	that the CRTC declare the promotional pricing for the Internet service of Telus contravenes the Telecommunications Act
2.	that the CRTC declare that below-cost pricing in excess of 3 months does not qualify as a legitimate promotional offering
3.	that the CRTC direct Telus to cease offering high-speed Internet service promotions at below-cost rates for periods in excess of 3 months
4.	that the CRTC declare that Telus’ “Student Bundle” that combines local telephone service, long distance, Internet access, and other services breaches the Commission rules on bundling
5.	that the CRTC direct Telus to stop its “Student Bundle” offering
6.	that the CRTC order Telus to comply with the Commission’s regulations on all future promotional, bundling and pricing activities and on the bundling of tariffed services (local telephone service) and competitive services.

•	Shaw has advocated and supported the CRTC in its efforts to introduce fair and sustainable competition in the broadcasting, telecom, and Internet service markets in Canada. Shaw believes that competition within the boundaries set by the CRTC should be focused on the long term benefit to the consumer. Shaw competes vigorously and fairly against satellite and telephone companies for both video and high-speed data services. Shaw did not oppose recent Broadcasting Distribution License applications by Telus, SaskTel, and MTS; arguing only that the rules and regulations be applied even-handedly upon all service providers.

•	The regular retail rate of Shaw high-speed Internet service is $42.95 per month and includes lease of a cable modem. Customers who own a cable modem are charged $37.95 per month.

•	The regular retail rate of Telus high-speed Internet service is $42.95. It is reduced to $37.95 per month when the customer owns a DSL modem. The price is further reduced by $3 per month if the customer also subscribes to Telus Long Distance service.

•	Since May, 2003 Telus has offered a variety of Internet promotions to consumers. Shaw, in its Part VII application, provided the CRTC with examples of 18 below-

cost promotions by Telus in the last several months. These promotions range from 12 months at $16.95 to 36 months at $24.95 for the Telus high-speed Internet service and include the following:

•	6 months at $16.95 per month followed by a rate of $24.95 per month
•	6 months at $16.95 per month
•	6 months at $16.95 per month plus one month free
•	6 months at $16.95 per month then $32.95 thereafter
•	6 months at $19.95 per month
•	6 months at $21.95 per month
•	6 months at $24.95 per month
•	9 months at $16.95 per month
•	12 months at $16.95 per month
•	12 months at $19.95 per month
•	12 months at $24.95 per month
•	12 months at $19.95 per month then 12 months at $24.95 per month
•	12 months at $19.95 per month then $29.95 per month thereafter
•	12 months at $19.95 per month plus one month free
•	12 months at $21.95 per month, one month free, and $24.95 per month thereafter
•	12 months at $21.95 per month, one free month and then $31.95 per month thereafter
•	18 months at $24.95
•	36 months at $24.95 per month

•	All of these promotions are priced below Telus’ cost of service.

•	Shaw states in its application that, if Telus is permitted to continue its below-cost promotional pricing, consumers in Alberta and British Columbia may see a short-term drop in Internet access prices, but that, eventually, competition will be reduced as competitors are forced from the market because they simply cannot compete with these predatory below-cost prices. Ultimately, consumers will be penalized by these short term predatory pricing practices.

•	The Competition Bureau has made the following comments in respect of below-cost pricing:

“While consumers may benefit from the resulting low prices for a brief period, they can be harmed in the long-run if the low pricing leads to diminished competition and, ultimately, higher prices or reduced levels of service, product quality or innovation.”

•	There is no effective competition in the local residential telephone market in Alberta and British Columbia. Telus has over 95% of this market in the two provinces.